Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____ .

Commission file number 1-13740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Borders Group, Inc. Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI  48108

(734) 477-1100
(Registrant’s telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm                                                                       1-2

Financial Statements:

Statements of Net Assets Available for Benefits                                                                              3

    Statement of Changes in Net Assets Available for Benefits                                                                       4

    Notes to Financial Statements                                                                                       5-12

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                                       13

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures                                                                                                    14

Exhibit Index                                                                                                                                                                                         15

Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Borders Group, Inc. Savings Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP
Detroit, Michigan
June 27, 2008

Borders Group, Inc. Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2007	2006

Cash	$232,831	$41,845

Investments (participant-directed)	149,765,342	146,525,889

Receivables
Accrued investment income	21,527	17,205
Net assets available for benefits at fair value	150,019,700	146,584,939
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	218,331	447,597
Net assets available for benefits	$150,238,031	$147,032,536

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2007

Additions to net assets attributed to:
Investment income:
Net realized and unrealized depreciation in fair value of investments	$(2,764,324)
Dividends and interest	9,232,714

Total investment income	6,468,390

Contributions:
Participants	12,085,991
Company	3,975,948

Total contributions	16,061,939

Other	100,076

Total additions	22,630,045

Deductions from net assets attributed to:
Participant withdrawals	19,333,829
Administrative expenses	42,960
Other	48,121

Total deductions	19,424,910

Increase in net assets	3,205,495

Net Assets:
Beginning of year	147,032,536

End of year	$150,238,031

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Notes to Financial Statements

1.       Plan Description

The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, effective January 1, 2006, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the “Company”) who have six months of eligible service, as defined, and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Merrill Lynch Trust Company, FSB (“Merrill Lynch”) is the trustee of the Plan.  The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator.  The Company performs certain administrative functions.

Contributions

Participants may elect to contribute to the Plan up to 50% in 1% increments of their annual compensation on a pre-tax and/or after-tax basis in any Plan year.  The total amount of their pre-tax and after-tax contributions cannot exceed 50% of their eligible compensation. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay.  Contributions by or on behalf of highly compensated employees are limited by applicable discrimination rules.

The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company's Board of Directors.  Matching contributions are allocated to each participant’s account in the same manner as participant contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution, matching and discretionary Company contributions and earnings on the investments in which the participant’s account is invested.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Participants employed prior to January 1, 2002 are fully vested at all times in their account balance.  Participants employed on or after January 1, 2002 become vested in Company contributions as follows: 50% after one year of service, 75% after two years, and 100% after three years. Forfeitures are used first to restore account balances of reemployed participants pursuant to the Plan,

1.	Plan Description (continued)

second to reduce Employer contributions pursuant to the Plan and third to pay Plan expenses. During the year, the plan allocated $34,303 of non-vested forfeitures to reduce Employer contributions. At December 31, 2007, the plan has $248,560 in unallocated forfeitures. Participants are fully vested at all times in the portion of their account balance attributable to their contributions.  Participants may direct the investment of their accounts among the investment funds offered by the Plan including Borders stock.

Participant Loans

Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance.  Loan repayments, including interest, are made through payroll deductions.  The range of interest rates in effect for all outstanding loans at December 31, 2007 was 5.0% to 10.5%.  Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.

Payment of Benefits

Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations.  Participants who leave the Company may allow their balances to remain in the Plan if their account balance is greater than $5,000.

Administration

Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances.  Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The financial statements of the Plan are prepared under the accrual method of accounting.  The fair value of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year.  Participant loans are stated at cost, which approximates fair value. Investment transactions are recorded as of the trade date.

Investments in guaranteed investment contracts (GICs) represent deposits which guarantee a stated interest rate for the term of the contracts.  The fair value of GICs is determined based on the sum of the present value of all projected future cash flows of each investment, discounted by current market interest rates for similar investments. Investments in synthetic investment contracts (SGICs) are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party. The synthetic GIC wrapper contracts are valued by determining the difference between the present value of the replacement cost

2.	Summary of Significant Accounting Policies (continued)

of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract.

Adjustment from Fair Value to Contract Value
The amount represents the difference between market value and contract value of GICs in the Retirement Preservation Trust, which invest in these types of investments.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets.
	December 31,
	2007	2006

Davis New York Venture Fund, Inc.	$32,797,373	$34,410,796
Merrill Lynch Retirement Preservation Trust	23,781,171	23,566,388
Merrill Lynch Equity Index Trust	14,647,173	13,825,521
AIM International Growth Fund	13,164,577	11,238,046
American Growth Fund of America	12,831,862	11,634,006
PIMCO Total Return Fund	12,625,335	10,897,937
Columbia International Value Fund Class A	9,729,203	9,470,595
Van Kampen Growth & Income Fund Class A	7,681,531	7,530,433

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$168,373
Common stocks	(2,932,697)
$(2,764,324)

4.	Investment Contracts

All investment contracts held in the Retirement Preservation Trust (the Trust) are fully benefit-responsive.  All contracts are effected directly between the Trust and the wrapper or issuer of the benefit responsive feature.  The Trust is prohibited from assigning or selling the contracts to another party without the consent of the wrapper or issuer.

Traditional GICs are designed to provide a fixed return on principal invested for a specific period of time.  The issuer of a traditional GIC is a financially responsible counterparty, typically an insurance company or bank.  The issuer accepts a deposit from the Trust and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the Trust, and guarantees liquidity at

4.	Investment Contracts (continued)

contract value prior to maturity for permitted participant-initiated withdrawals from the Trust.  The investments underlying a synthetic GIC are owned by the Trust. Synthetic GICs consist of a portfolio of underlying assets owned by the Trust, and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust.  Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The interest crediting rate for each investment contract is determined as follows:  the current yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities.  The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts.  All investment contracts have a zero percent minimum interest-crediting rate.  All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently.

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises.  The relationship to future crediting interest rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration.  Duration is a measure of average life of all cash flows in the portfolio on a present value basis.  A change in duration when market value declines will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens.  A change in duration when market value rises will increase crediting rate when duration falls and decrease the crediting rate when duration rises.  Any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

The average yield earned by the Trust at December 31, 2007 and 2006 was 5.50% and 5.57%, respectively.  The average yield earned by the Trust with an adjustment to reflect the actual interest rate credited to participants in the Trust at December 31, 2007 and 2006 was 5.12% and 4.95%, respectively.

4.	Investment Contracts (continued)

Events That Limit the Ability of the Plan to Transact at Contract Value

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the effect of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Employer does not consider these events as probable.

Transfer Events by the Issuer

The issuer may terminate a benefit responsive contract with the Trust due to, but not limited to, a failure of the Trust to comply with contractual requirements, a material misrepresentation of the Trust, failure to remain a group trust qualified under the Internal Revenue Code, or a merger or termination of the Trust.  Upon such an event that remains unresolved after sufficient notice has been made, the issuer may terminate at a settlement amount other than the contract value.

5.	Plan Termination

Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon a termination or partial termination of the Plan, or upon the permanent suspension of contributions by an Employer, the accounts of each Participant affected by such termination, partial termination, or suspension shall become fully vested and nonforfeitable.  The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Related Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, Merrill Lynch. The investments in mutual funds managed by Merrill Lynch and the investment in company stock qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

8.	Subsequent Events

Effective July 1, 2008, the Company will temporarily suspend its matching contributions to the Plan. This decision was in direct response to current business conditions. The Company plans to review the matching of contributions on a quarterly basis.

Effective July 15, 2008, the Borders Group, Inc. stock investment option will be frozen. No future contributions or fund transfers into Borders stock will be allowed.

Effective February 27, 2009, any portion of a participant’s Plan account consisting of Borders Group, Inc. stock will be liquidated and mapped into a different Plan investment.

9.	Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

10.	Differences Between Financial Statements and Form 5500

          The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500:

December 31, 2007
Net assets available for benefits per the financial statements	$150,238,031
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	218,331
Net assets available for benefits per the Form 5500	$150,019,700

The following is a reconciliation of net investment income per the financial statements to Form 5500:

December 31, 2007
Net investment income	$6,468,390
Less: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	(218,331)
Total investment income per the Form 5500	$6,250,059

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3294588                                                                                                                                                                                                                                                                 Schedule H, Line4i
Plan # 001
December 31, 2007
	Identity of issuer, borrower, lessor, or similar party			Current Value

	Davis New York Venture Fund, Inc.	819,729.389	Shares	$32,797,373
*	Merrill Lynch Retirement Preservation Trust	23,781,171.242	Shares	23,781,171
*	Merrill Lynch Equity Index Trust	1,186,005.907	Shares	14,647,173
	AIM International Growth Fund	410,879.438	Shares	13,164,577
	American Growth Fund of America	380,090.686	Shares	12,831,862
	PIMCO Total Return Fund	1,181,041.648	Shares	12,625,335
	Columbia International Value Fund Class A	463,737.056	Shares	9,729,203
	Van Kampen Growth & Income Fund Class A	361,483.832	Shares	7,681,531
	Goldman Sachs Mid Cap Value Fund Class A	152,585.319	Shares	5,393,891
	Franklin Small Cap Growth Fund II Class A	433,400.318	Shares	4,468,357
	Alger Midcap Growth Institutional Port	201,384.400	Shares	3,846,442
	Mainstay Small Cap Opportunity Fund Class A	214,287.144	Shares	3,186,450
*	Borders Group, Inc. Common Stock	276,192.137	Shares	2,941,446
	Kmart Corporation Common Stock	69,054.869	Shares	7
*	Participants Loans	5.0% - 10.50%	Interest rate	2,888,846

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date:  June 27, 2008                                                                                                                                                                               Borders Group, Inc. Savings Plan
                                                                                             (Name of the Plan)

                                                                                             By:  SAVINGS PLAN COMMITTEE

                                                                                                                                 /s/ EDWARD W.WILHELM
                                                                                                                                                                                                                 Edward W. Wilhelm
                                                                                             Executive Vice President and
                                                                                             Chief Financial Officer
                                                                                            (Principal Financial and
                                                                                             Accounting Officer)

EXHIBIT INDEX
DESCRIPTION OF EXHIBITS

Exhibits: 23	Consent of Independent Registered Public Accounting Firm.